Exhibit 12.1

	For Years Ended December 31,
Computation of Earnings to Fixed Charges	2006	2005
	(dollars in thousands)
Earnings
Income before assessments and cumulative effect of change in accounting principle	$35,087	$2,512
Fixed charges	2,456,559	1,865,428

Earnings available for fixed charges	$2,491,646	$1,867,940
Fixed Charges
Interest expense on consolidated obligations	$2,413,097	$1,822,266
Interest expense on deposits and borrowings	42,876	41,863
Interest portion of rental expense	586	1,299

Fixed charges	$2,456,559	$1,865,428
Ratio of earnings to fixed charges	1.01	1.00